

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2018

Paul Lohrey
Chief Executive Officer
iShares S&P GSCI Commodity-Indexed Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

> **Re: iShares S&P GSCI Commodity-Indexed Trust**
> **Registration Statement on Form S-3**
> **Filed December 21, 2018**
> **File No. 333-228958**

Dear Mr. Lohrey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: Andrew M. Faulkner, Esq.